UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2013

Commission File Number: 001-32929

POLYMET MINING CORP.
(Translation of registrant's name into English)

First Canadian Place
100 King Street West, Suite 5700
Toronto, Ontario Canada M5X 1C7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
[ X ] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes [ ] No [ X ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

This report on Form 6-K and attached exhibits are incorporated by reference into Registration Statement No. 333-187853 and this report on Form 6-K shall be deemed a part of such registration statement from the date on which this report on Form 6-K is filed, to the extent not superseded by documents or reports subsequently filed or furnished by PolyMet Mining Corp. under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

Amendment No. 14 Relating to the Purchase Agreement

     As previously reported, on October 31, 2008, PolyMet Mining Corp., a corporation existing under the laws of British Columbia (the “Company”), entered into a purchase agreement, as amended (the “Purchase Agreement”), with Poly Met Mining, Inc., its wholly-owned subsidiary (the “Issuer”), and Glencore, AG (the “Purchaser”), pursuant to which, among other things, (1) the Issuer agreed to issue Floating Rate Secured Debentures due September 30, 2011 (each, a "Debenture" and collectively, the "Debentures") in five separate tranches, consisting of four Debentures in the aggregate principal amount of US$25,000,000 and a fifth Debenture in the principal amount of US$25,000,000 (the "Original Tranche E Debenture"), in each case to be issued and delivered by the Issuer and paid for by the Purchaser upon fulfillment or waiver of certain conditions set forth therein; and (2) the Company issued a warrant, exercisable from time to time (the "Exchange Warrant"), to purchase common shares of the Company, without par value, in an amount equal to the principal amount of the Debentures divided by US$4.00. The first Debenture in the original principal amount of US$7,500,000 (the "Tranche A Debenture") was issued to the Purchaser on October 31, 2008; (2) the second Debenture in the original principal amount of US$7,500,000 (the "Tranche B Debenture") was issued to the Purchaser on December 24, 2008; (3) the third Debenture in the original principal amount of US$5,000,000 (the "Tranche C Debenture") was issued to the Purchaser on June 18, 2009; and (4) the fourth Debenture in the original principal amount of US$5,000,000 (the "Tranche D Debenture" and together with the Tranche A Debenture, Tranche B Debenture and Tranche C Debenture, the "Outstanding Debentures") was issued to the Purchaser on September 2, 2009.

     On November 12, 2010, the Company, the Issuer and the Purchaser entered into an Amendment and Waiver, pursuant to which, among other things, (1) the maturity date of each of the Outstanding Debentures and the expiration date of the Exchange Warrant were extended from September 30, 2011 to September 30, 2012, and (2) any and all obligations of the Issuer to issue the Original Tranche E Debenture and any and all obligations of the Purchaser to purchase the Original Tranche E Debenture pursuant to the Purchase Agreement were terminated and discharged in all respects (the "Original Tranche E Debenture Termination"). On November 30, 2011, the Company, the Issuer and the Purchaser entered into an Amendment and Waiver, dated as of November 30, 2011 (the "2011 Amendment and Waiver"), pursuant to which, among other things, the maturity date of each of the Outstanding Debentures was extended from September 30, 2012 to the earlier to occur of certain events or September 30, 2014.

     On April 10, 2013, the Company, the Issuer and the Purchaser entered into Amendment No. 14 Relating to the Purchase Agreement ("Amendment No. 14") pursuant to which the Original Tranche E Debenture Termination was rescinded and the Issuer agreed to issue to the Purchaser a fifth secured Debenture in the principal amount of US$20,000,000 (the "Amended Tranche E Debenture") due the day which is the earlier of (i) the completion of the a US$60,000,000 rights offering by the Company or (ii) May 1, 2014. The sale of the Amended Tranche E Debenture was consummated on April 11, 2013.

Amended Tranche E Debenture

     The Amended Tranche E Debenture is guaranteed by the Company and is secured by the assets of the Company and the Issuer on the same terms as the Outstanding Debenture. The Amended Tranche E Debenture carries a fixed interest rate of 4.721% per annum. The Amended Tranche E Debenture contains certain events of default that are customarily included in financings of this nature. If an event of default occurs, the Purchaser may declare all of the then outstanding Principal Amount of the Amended Tranche E Debenture, including any accrued and unpaid interest, to be due and payable immediately.

Confirmation of Secured Obligations Agreement

     As previously reported, in connection with the Purchase Agreement, (1) the Issuer and the Purchaser entered into a Security Agreement, dated as of October 31, 2008 (the “Issuer Security Agreement”), (2) the Company and the Purchaser entered into a Security Agreement, dated as of October 31, 2008 (the “Company Security Agreement”), (3) the Company and Glencore entered into a Pledge Agreement, dated as of October 31, 2008 (the “Pledge Agreement”) and (4) the Company has executed and delivered a Parent Guarantee in favor of Glencore, dated as of October 31, 2008 (together with the Issuer Security Agreement, the Company Security Agreement and the Pledge Agreement, the “Security Documents”). On April 10, 2013, the Company, the Issuer and the Purchaser have entered into a Confirmation of Secured Obligations Agreement (the "Confirmation of Secured Obligations Agreement") pursuant to which each of the Company, the Issuer and the Purchaser have confirmed all obligations, undertakings, indebtedness and other liabilities of the Company and the Issuer of whatever nature, monetary or otherwise, under, arising out of, or in any way connected with Amendment No. 14 and the Amended Tranche E Debenture, and all other agreements, instruments and documents executed by the Company or the Issuer in connection therewith or otherwise, constitute Obligations as defined in, and subject to the terms of, the Security Documents, secured for the benefit of the Purchaser by the Collateral (as defined therein).

Incorporation by Reference

     Incorporated herein by reference are Amendment No. 14 (Exhibit 1), the Amended Tranche E Debenture (Exhibit 2) and the Confirmation of Secured Obligations Agreement (Exhibit 3). The respective descriptions of Amendment No. 14, the Amended Tranche E Debenture and the Conformation of Secured Obligations Agreement are brief summaries only and are qualified in their entirety by the respective terms of each document.

     A copy of the press release is attached as Exhibit 99 and is also incorporated herein by reference.

SUBMITTED HEREWITH

Exhibits
Exhibit 1	Amendment No. 14 Relating to the Purchase Agreement, dated April 10, 2013, among the Company, the Issuer and the Purchaser.
Exhibit 2	Amended Tranche E Debenture.
Exhibit 3	Conformation of Secured Obligations Agreement, dated April 10, 2013, among the Company, the Issuer and the Purchaser.
Exhibit 99.1	News Release dated April 10, 2013.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PolyMet Mining Corp.
(Registrant)

Date: April 11, 2013	By:	/s/ Douglas Newby

Name: Douglas Newby
Title: Chief Financial Officer